UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

        UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 7)*

                          United Auto Group, Inc.
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                              (Name of Issuer)

                Common Stock (Par Value $ 0.0001 Per Share)

                Common Stock (Par Value $ 0.0001 Per Share)
                   Issuable Upon Conversion of Series A

           Convertible Preferred Stock, Series B Preferred Stock
                     or Exercise of Warrants or Options
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                909440 10 9
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                               (CUSIP Number)

                          Valerie Ford Jacob, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                             New York, NY 10004
                                212-859-8000
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        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                             December 22, 2000
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        International Motor Cars Group I, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        Not Applicable

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               11,021,917

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             11,021,917

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,146,029

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        57.9%

14  TYPE OF REPORTING PERSON*

        OO

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        International Motor Cars Group II, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        Not Applicable

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               3,113,584

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             3,113,584

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,146,029

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        57.9%

14  TYPE OF REPORTING PERSON*

        OO

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Penske Capital Partners, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        Not Applicable

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               14,135,501

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             14,135,501

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,146,029

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        57.9%

14  TYPE OF REPORTING PERSON*

        OO

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        James A. Hislop

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        Not Applicable

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           14,135,501

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        14,135,501

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,146,029

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        57.9%

14  TYPE OF REPORTING PERSON*

        IN

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Roger S. Penske

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        Not Applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        Not Applicable

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               418,333

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           20,727,696

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             418,333

                10  SHARED DISPOSITIVE POWER

                        20,727,696

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,146,029

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        57.9%

14  TYPE OF REPORTING PERSON*

        IN

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Penske Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        Not Applicable

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               6,592,195

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             6,592,195

                10  SHARED DISPOSITIVE POWER

                        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,146,029

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        57.9%

14  TYPE OF REPORTING PERSON*

        CO

          This Amendment No. 7 ("Amendment") amends and supplements the
Schedule 13D filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company ("IMCG I"), International Motor Cars Group II, L.L.C., a Delaware limited liability company ("IMCG II" and together with IMCG I, the "Purchasers"), Penske Capital Partners, L.L.C., a Delaware limited liability company ("PCP"), Penske Corporation, a Delaware corporation ("Penske Corporation"), Roger S. Penske and James A. Hislop (all such persons, the "Reporting Persons") with the Securities and Exchange Commission on April 22, 1999, as amended by Amendment No. 1 filed on May 3, 1999, Amendment No. 2 filed on August 5, 1999, Amendment No. 3 filed on February 9, 2000, Amendment No. 4 filed on September 12, 2000, Amendment No. 5 filed on October 26, 2000 and Amendment No. 6 filed on December 18, 2000 (the "Schedule 13D"), relating to the Voting Common Stock, par value $0.0001 per share (the "Voting Common Stock"), of United Auto Group, Inc., a Delaware Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The $23,000,001.25 cash purchase price for the 2,139,535 shares of Voting Common Stock of the Company purchased by Penske Corporation from the Company pursuant to the December 22, 2000 Stock Purchase Agreement (as defined in Item 5(c) below) was funded out of the working capital of Penske Corporation.

ITEM 4.  PURPOSE OF TRANSACTION.

          The shares purchased by Penske Corporation pursuant to the December 22, 2000 Stock Purchase Agreement were purchased for investment purposes.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

          As of December 22, 2000, the Reporting Persons were advised by the Company that, after giving effect to the issuance of shares of Voting Common Stock pursuant to the December 22, 2000 Stock Purchase Agreement, there were 21,989,866 shares of Voting Common Stock outstanding (not including any securities convertible into Voting Common Stock).

          (a) As of December 22, 2000, as a result of the transactions previously reported on this Schedule 13D, the accrual of 213.610 shares of Series A Preferred Stock and 60.267 shares of Series B Preferred Stock in the form of payment in kind dividends on the outstanding shares of Preferred Stock, and the purchase by Penske Corporation of 2,139,535 shares of Voting Common Stock pursuant to the December 22, 2000 Stock Purchase Agreement, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 21,146,029 shares of Voting Common Stock, which constitutes approximately 57.9% of the 36,533,720 shares of Voting Common Stock deemed to be outstanding for this purpose. The 36,260,090 shares deemed to be outstanding was determined by adding the 21,989,866 shares of Voting Common Stock currently outstanding to the 14,544,165 shares of Voting Common Stock into which the securities reported as beneficially owned by the Reporting Persons are convertible or exercisable.

          As of December 22, 2000, taking into account only those securities held by the Reporting Persons that are currently outstanding and have voting rights, the Reporting Persons held approximately 49.6% of the voting power with respect to matters coming before the holders of the Voting Common Stock and the Series A Preferred Stock.

          (b) Assuming the conversion into Voting Common Stock of the Series A Preferred Stock and Series B Preferred Stock and the exercise of the Warrants into Voting Common Stock, IMCG I has the sole power to direct the vote and disposition of 11,021,917 shares of Voting Common Stock, and IMCG II has the sole power to direct the vote and disposition of 3,113,584 shares of Voting Common Stock, in each case subject to certain restrictions contained in the Stockholders Agreement. Penske Corporation has the sole power to direct the vote and disposition of 6,592,195 shares of Voting Common Stock. Roger S. Penske has the sole power to direct the vote and disposition of 10,000 shares of Voting Common Stock, and, upon the exercise of the Second Closing Options and the exercise of a portion of an option (such portion covering 8,333 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion will vest on January 14, 2001, Roger S. Penske will have the sole power to direct the vote and disposition of an aggregate of 418,333 shares of Voting Common Stock.

          (c) On December 22, 2000, Penske Corporation purchased from the Company 2,139,535 shares of Voting Common Stock at a price of $10.75 per share pursuant to the Purchase Agreement, dated as of December 22, 2000, by and between Penske Corporation and the Company (the "December 22, 2000 Stock Purchase Agreement"). In accordance with Section 144 of the Delaware General Corporation Law, a majority of the disinterested members of the Board of Directors of the Company authorized and approved the December 22, 2000 Stock Purchase Agreement. The December 22, 2000 Stock Purchase Agreement is attached as Exhibit 18 hereto and is incorporated in and made a part of this Schedule 13D in its entirety by this reference.

          Except as described herein, none of the Reporting Persons have effected any transactions in the Voting Common Stock since December 18, 2000, the date of the sixth amendment to this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On December 22, 2000, Penske Corporation purchased 2,139,535 shares of Voting Common Stock pursuant to the December 22, 2000 Stock Purchase Agreement.

          On December 22, 2000, in connection with the execution and delivery of the December 22, 2000 Stock Purchase Agreement, the Company and Penske Corporation entered into a Registration Rights Agreement (the "December 22, 2000 Registration Rights Agreement"). Pursuant to the December 22, 2000 Registration Rights Agreement, Penske Corporation has the right, subject to certain limitations and restrictions, (i) to require the Company at the request of Penske Corporation on three separate occasions to effect a registration of shares of Voting Common Stock held by Penske Corporation or its direct or indirect subsidiaries, and (ii) to require the Company to include shares of Voting Common Stock then held by Penske Corporation or its direct or indirect subsidiaries (on a pro rata basis with other participating selling stockholders) in any other registration by the Company of shares of its Voting Common Stock under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. The Company will pay certain expenses of Penske Corporation in connection with such registrations as provided in the December 22, 2000 Registration Rights Agreement. The December 22, 2000 Registration Rights Agreement is attached as Exhibit 19 hereto and is incorporated in and made a part of this Schedule 13D in its entirety by this reference.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 26, 2000

                     INTERNATIONAL MOTOR CARS GROUP I, L.L.C.


                         By:    PENSKE CAPITAL PARTNERS, L.L.C.
                                Its Managing Member

                                By:   /s/ James A. Hislop
                                      ---------------------------
                                      James A. Hislop
                                      President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 26, 2000


                     INTERNATIONAL MOTOR CARS GROUP II, L.L.C.


                         By:    PENSKE CAPITAL PARTNERS, L.L.C.
                                Its Managing Member

                                By:   /s/ James A. Hislop
                                      ---------------------------
                                      James A. Hislop
                                      President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 26, 2000


                     PENSKE CAPITAL PARTNERS, L.L.C.



                         By:    /s/ James A. Hislop
                                --------------------------------------
                                James A. Hislop
                                President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 26, 2000




                               /s/ James A. Hislop
                               -----------------------------------
                               James A. Hislop

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 26, 2000






                              /s/ Roger S. Penske
                              -----------------------------------
                              Roger S. Penske

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 26, 2000


                     PENSKE CORPORATION



                         By:/s/ Robert Kurnick
                            ----------------------------------
                            Name:    Robert Kurnick
                            Title:   Executive Vice President

                               EXHIBIT INDEX

Exhibit 18 -- Purchase Agreement, dated as of December 22, 2000, by and between Penske Corporation and United Auto Group, Inc.


Exhibit 19 -- Registration Rights Agreement, dated as of December 22, 2000, by and between United Auto Group, Inc. and Penske Corporation.